OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
             10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia

                                  VOTING BALLOT
                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
               OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

Registered Name of Shareholder: _______________________________________________.

Number of shares owned by Shareholder: _________________________.


The Extraordinary General Meeting of Shareholders ("EGM") will be held on Friday, October 24, 2003, at 10:00 a.m. (Moscow time) at the following address:
10, Ulitsa 8 Marta, Building 14, Moscow, Russia. The EGM shall be held in the form of a meeting (with voting ballots). Either (a) bring your ballot to the EGM on October 24, 2003 or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow, 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), no later than on October 21, 2003. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the EGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

Please be advised of the following:

- the voting person shall have the right to select only one voting option except when voting is effected pursuant to the instructions of persons which acquired the shares after the record date for the EGM, or pursuant to the instructions of holders of ADSs;

- if the voting ballot contains more than one voting option, then the fields for indication of the number of votes cast for each voting option, shall show the number of votes cast for a particular option, and the note shall be made that the voting is effected pursuant to the instructions from the buyers of shares which were transferred after the record date for the EGM, and/or pursuant to the instructions of holders of ADSs;

- the person voting on the basis of a power of attorney in respect of the shares which were transferred after the record date for the EGM, shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that voting is effected on the basis of a power of attorney issued in respect of the shares transferred after the record date for the EGM;

- if not all the shares have been transferred after the record date for the EGM, the voting person shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that part of the shares was transferred after the record date for the EGM. If in respect of the shares transferred after the record date for the EGM, the acquirers of such shares provided their voting instructions which match the selected voting option, then such votes shall be summed up.

Please refer to the enclosed materials for a more detailed explanation of the items you have been requested below to vote on.


Item 1. Approval of reorganization of VimpelCom through statutory merger of VimpelCom-R into VimpelCom and of the Merger Agreement.

Text of the proposed decision: "Contingent upon approval of all items on the agenda, to approve the reorganization of VimpelCom through the statutory merger of VimpelCom-R into VimpelCom and to approve the Merger Agreement between VimpelCom and VimpelCom-R."

           ------------------- -------------------- ------------------
Vote:             For                Against            Abstained
           ------------------- -------------------- ------------------

           ------------------- -------------------- ------------------

Item 2. Approval of statutory merger (including related Merger Agreement between VimpelCom and VimpelCom-R) as an interested party transaction.

Text of the proposed decision: "Contingent upon approval of all items on the agenda, to approve the statutory merger of VimpelCom-R into VimpelCom, including the related Merger Agreement between VimpelCom and VimpelCom-R, as an interested party transaction with a value equal to the market value of the assets of VimpelCom-R determined in the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated August 28, 2003."


           ------------------- -------------------- ------------------
Vote:             For                Against            Abstained
           ------------------- -------------------- ------------------

           ------------------- -------------------- ------------------


Item 3. Approval of increase of the charter capital of VimpelCom through the placement of additional common registered shares by way of conversion of common registered shares and convertible type A registered preferred shares of VimpelCom-R into common registered shares of VimpelCom.

Text of the proposed decision: "Contingent upon approval of all items on the agenda, to approve the increase of the charter capital of VimpelCom through the placement of ten million nine hundred forty-eight thousand eight hundred twenty-one (10,948,821) additional common registered shares placed by way of conversion of common registered shares and convertible type A registered preferred shares of VimpelCom-R into common registered shares of VimpelCom at the following conversion ratio: each common registered share and each convertible type A registered preferred share of VimpelCom-R shall be converted into 2,199 newly issued common registered shares of VimpelCom."


           ------------------- -------------------- ------------------
Vote:             For                Against            Abstained
           ------------------- -------------------- ------------------

           ------------------- -------------------- ------------------


Item 4. Approval of conversion of 3,320 registered shares of VimpelCom-R owned by Eco Telecom Limited into 7,300,680 common registered shares of VimpelCom as an interested party transaction.

Text of the Proposed Decision: "Contingent upon approval of all items on the agenda, to approve the conversion of two thousand nine hundred and twenty-six (2,926) common registered shares and three hundred ninety-four (394) convertible type A registered preferred shares of VimpelCom-R owned by Eco Telecom Limited into seven million three hundred thousand six hundred and eighty (7,300,680) newly-issued common registered shares of VimpelCom as an interested party transaction with a value equal to the market value of the above-indicated common registered shares of VimpelCom determined in the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated August 28, 2003."

           ------------------- -------------------- ------------------
Vote:             For                Against            Abstained
           ------------------- -------------------- ------------------

           ------------------- -------------------- ------------------

Item 5. Approval of conversion of 1,659 registered shares of VimpelCom-R owned by Telenor East Invest AS into 3,648,141 common registered shares of Vimpel-Com as an interested party transaction.

Text of the Proposed Decision: "Contingent upon approval of all items on the agenda, to approve the conversion of one thousand four hundred sixty-two (1,462) common registered shares and one hundred ninety-seven (197) convertible type A registered preferred shares of VimpelCom-R owned by Telenor East Invest AS into three million six hundred forty-eight thousand one hundred forty-one (3,648,141) newly-issued common registered shares of VimpelCom as an interested party transaction with a value equal to the market value of the above-indicated common registered shares of VimpelCom determined in the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated August 28, 2003."

           ------------------- -------------------- ------------------
Vote:             For                Against            Abstained
           ------------------- -------------------- ------------------

           ------------------- -------------------- ------------------


Signature of the Shareholder:________________________
Date: ___________________________________________

               This original ballot must be signed and dated by the Shareholder.


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